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18007006

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SEC Mail Processing Section

APR 04 2018

Washington DC 406

SEC FILE NUMBER
8- 47061

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mariner Investment Group Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9601 Katy Freeway Ste.400

(No. and Street)

Houston	TX	77024
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven R. Davis 713-920-9431

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gaudett, Bryant

(Name – *if individual, state last, first, middle name*)

21320 Provincial Blvd. #100	Katy	TX	77450
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Steven R. Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mariner Investment Group Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOE F MOORE
My Commission Expires
March 8, 2018

Notary Public

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARINER INVESTMENT GROUP, INC.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended 12/31/2017

Contents

Independent Auditors Report

Bryant A. Gaudette, CPA

REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors
Mariner Investment Group
9601 Katy Freeway Suite 400
Houston TX 77024

Opinion on The Financial Statements

We have audited the statement of financial condition of Mariner Investment Group (the "Company") as of December 31, 2017, the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended, December 31, 2017, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for the audit opinion.

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the Company's financial statements based on the audit. We conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud.

Report on Supplementary Information

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to the computation of net capital, and statement related to SIPC reconciliation, if applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Bryant A. Gaudette, CPA

Bryant A. Gaudette

We have served as the Company's auditor since December 31, 2017.

Katy, TX

March 29, 2018

MARINER INVESTMENT GROUP, INC.

Financial Statements

Statement of Financial Condition

As of and for the Year-Ended 12/31/2017

	Dec 31, 17
ASSETS	
Current Assets	
Checking/Savings	
Cash at Clearing	$ 7,331
Independent Bank	123,069
Clearing Receivable	24,078
Clearing Deposit	50,000
Total Checking/Savings	204,479
Total Assets (all current)	204,479
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accrued Taxes payable	400
Accounts Payable	3,949
Frost Bank Overdraft	12,675
Commission-Payable	24,931
Accrued Liabilities	1,507
Total Liabilities (all current)	43,461
Equity	
Capital Conrtibution	5,000
Common Stock (200 shares)	12,200
Retained Earnings	173,227
Net Income	-29,409
Total Equity	$ 161,018
TOTAL LIABILITIES & EQUITY	**$ 204,479**

The accompany footnotes are an integral part of these financial statements.

MARINER INVESTMENT GROUP, INC.

Financial Statements

Statement of Operations

As of and for the Year-Ended 12/31/2017

	Jan - Dec 17
Ordinary Income/Expense	
Income	
Commission income	122,187
Securities Interest Income	394
Total Income	122,581
Expense	
Advertising	120
Automobile Expense	752
Bank Charges wires	18
Consulting Fee	81,748
CRD filling service	367
Non Payroll Expences	54,151
Outside Services Global Relay	210
Reconciliation Discrepancies	33
Regulatory, Admin Fees	9,852
Securities Investment G/L	4,004
Utilities	735
Total Expense	151,990
Net Ordinary Income	-29,409
Net loss	**-29,409**

The accompany footnotes are an integral part of these financial statements.

MARINER INVESTMENT GROUP, INC.

Financial Statements
Statement of Cash Flows
As of and for the Year-Ended 12/31/2017

Cash flows from operating activities		
Net income from operations	$ (29,409)	
Adjustments for:		
Depreciation	-	
(Increase) Decrease in accounts receivable	(23,234)	
(Increase) Decrease in other current assets	226	
Increase (Decrease) in accounts payable	36,428	
Increase (Decrease) in accrued liabilities	-	
Increase (Decrease) in other liabilities	-	
Increase (Decrease) in long term liabilities		
Prior period adjustment	(585)	
Cash generated from operations	(16,574)	
Interest paid	-	
Income taxes paid	-	
Net cash from operating activities		(16,574)
Cash flows from investing activities		
Net (increase) decrease in property, furniture & equipment	518	
Prior period adjusts	-518	
Net (increases) or decreases in other non-current assets	-	
Interest received	-	
Dividends received	-	
Net cash used in investing activities		-
Cash flows from financing activities		
Proceeds from sale of stock (Capital Contributions)	-	
Proceeds from long term debt	-	
Dividends Paid (Capital Withdrawals)	-	
Net cash provided (used) in financing activities		-
Net increase in cash and equivalents		(16,574)
Cash and cash equivalents at beginning of period		196,975
Cash and cash equivalents at end of period		$ 180,401

The accompany footnotes are an integral part of these financial statements.

MARINER INVESTMENT GROUP, INC.

Financial Statements
Statement of Changes in Ownership Equity
As of and for the Year-Ended 12/31/2017

	Common Stock		Treasury Stock		Paid-in Capital		Retained Earnings		Equity	
January 1, 2017	$	12,200	$	-	$	5,000	$	174,330	$	191,530
Common Stock	$	-							$	-
Treasury Stock			$	-					$	-
Paid-in Capital					$	-			$	-
Net Income							$	(29,409)	$	(29,409)
Dividends									$	-
Prior Period Adjustments							$	(1,103)	$	(1,103)
December 31, 2017	$	12,200	$	-	$	5,000	$	143,818	$	161,018

The accompany footnotes are an integral part of these financial statements.

MARINER INVESTMENT GROUP, INC.

Notes to Financial Statements

As of and for the Year-Ended 12/31/2017

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Mariner Financial Group, Inc. (the Company) was formed as a Texas corporation on January 24, 1994. The Company has adopted a calendar year.

Description of Business

The Company, located in Houston, TX is a broker and dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are handled by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the service is rendered.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2016, the Company did not have any components of comprehensive income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent

assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

For federal income tax purposes, Mariner Financial Group, Inc. a limited liability company has elected to be taxed as corporation. Current provisions or benefits for income taxes are recorded based on estimates of actual income taxes or refunds thereof, as reported in federal and state tax returns.

The Company accounts for deferred income taxes using the asset liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequence attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measure using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income during the period that includes the enactment date. Additionally, deferred tax assets may be reduced by a valuation allowance to reflect benefits that may not be realized.

Concentrations

The company has revenue concentrations; the firm specializes in sales of annuities and securities.

NOTE B – PROPERTY & EQUIPMENT

	Estimated Useful Life		
Automobile	5 years		$31,500.20
Furniture and equipment	3 – 7 years		15,701
Leasehold improvements	7 years		0
			47,201
Less – accumulated depreciation			(46,683)
Total		$	518

NOTE C – ACCRUED LIABILITIES

The Accrued liability is made of estimates of amounts for the federal income taxes and various business expenses.

NOTE D – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2015, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE E – COMMISSION PAYABLE

The amount, $24,931, is owed to commission agents for sales commissions.

NOTE I – RENT

The Company leases office space. The amount of rent under this arrangement in December 31, 2017 was $30,784.

NOTE K – SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through March 29, 2018, which is the date the financial statement was available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

MARINER INVESTMENT GROUP, INC.

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended 12/31/2017

MARINER INVESTMENT GROUP, INC.

Supplementary Computations Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended 12/31/2017

Computation of Net Capital

Total Stockholder's Equity	$ 161,018
Non-Allowable Assets	$ 20,729.08
Haircuts on Securities Positions	
Securities Haircuts	$ 1,211
Undue Concentration Charges	$ -
Net Allowable Capital	$ 139,078

Computation of Basic Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 2,899
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$ 5,000
Net Capital Requirement	$ 5,000
Excess Net Capital	$ 134,078

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 43,461
Percentage of Aggregate Indebtedness to Net Capital	31.25%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Net Capital Computed and Reported on FOCUS IIA as of December 31, 2017	$ 160,500
Adjustments	
Increase (Decrease) in Equity	$ -
(Increase) Decrease in Non-Allowable Assets	$ (20,211)
(Increase) Decrease in Securities Haircuts	$ (1,211)
(Increase) Decrease in Undue Concentration Charges	$ -
Net Capital per Audit	$ 139,078
Reconciled Difference	$ -

MARINER INVESTMENT GROUP, INC.

Supplementary Statements Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended 12/31/2017

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At 12/31/2017, the Company had net capital of $139,078 which was $134,078 in excess of its required net capital of $5000. The Company's ratio of aggregate indebtedness to net capital was 31.25%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(ii); All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

MARINER INVESTMENT GROUP, INC.

Supplementary Reports Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended 12/31/2017

Auditor's Report on Review of Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

BRYANT A. GAUDETTE, CPA

EXEMPTION REVIEW REPORT

15c3-3(k)(2)(ii)

Weldon Ecford
Mariner Investment Group
9601 Katy Freeway Suite
400
Houston, TX 77024

Dear Weldon Ecford:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Mariner Investment Group identified 15c3-3(k)(2)(ii) as the provision under 17 C.F.R. § 15c3-3(k) under which Mariner Investment Group claims exemption from 17 C.F.R. §240.15c3-3. Mariner Investment Group stated that it has met the 15c3-3(k)(2)(ii) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Mariner Investment Group's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mariner Investment Group's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

BRYANT A. GAUDETTE, CPA

Bryant A. Gaudette

KATY, TX

March 29, 2018

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

MARINER INVESTMENT GROUP, INC.

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended 12/31/2017

<u>Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)</u>

MARINER INVESTMENT GROUP

Investment Banking • Stocks • Bonds

March 29. 2017

Bryant A. Gaudette
21320 Provincial Blvd.,
Suite 200
Katy, TX 77450

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Mariner Investment Group,

1. Claims exemption 15c3-3(k)(2)(ii) from 15c3-3;
2. We have met the identified exemption from January 1,2017 through December 31,2017, without exception, unless, noted in number 3, below;
3. We have no exceptions to report this fiscal year.

Regards,

W. James Ecford
President
Mariner Investment Group

3-29-18
Date